SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 29, 2010

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated June 29, 2010, entitled “Syneron Added to Russell Indexes.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: Fabian Tenenbaum
Name: Fabian Tenenbaum
Title: Chief Financial Officer

Date: June 29, 2010

Syneron Added to Russell Indexes

YOKNEAM, ISRAEL--(Marketwire - June 29, 2010) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today that it has been added to the Russell 3000®, Russell 2000® and Russell Microcap® Indexes, effective June 25, 2010 after the close of the U.S. markets.

Louis P. Scafuri, Chief Executive Officer, commented, "We are pleased that Syneron is now included in the Russell Indexes, broadening our exposure to the institutional and retail investment communities. The addition comes at an important point in the Company's growth trajectory, as we work to leverage the benefits of our merger with Candela, increase adoption of our recently launched product platforms, and advance our pipeline of innovative aesthetic products to address the changing needs of both physicians and patients."

The annual reconstitution of Russell's U.S. indexes captures the 4,000 largest U.S. stocks as of the last trading day in May, ranking them by total market capitalization. The Russell 3000 includes the largest 3,000 of these stocks and automatic inclusion in the large-cap Russell 1000 Index or small-cap Russell 2000 Index, as well as the appropriate growth and value style indexes. The Russell 3000 also serves as the U.S. component to the Russell Global Index, which Russell launched in 2007. The Russell Microcap Index is comprised of the smallest 1,000 stocks in the Russell 2000 Index plus the next smallest 1,000 stocks. Membership in the Russell Indexes, which remains in place for one year, is determined primarily by objective, market-capitalization rankings and style attributes.

Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for both passive and active investment strategies. An industry-leading $3.9 trillion in assets currently are benchmarked to them.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.
Additional information can be found at www.syneron.com.

Contacts:
Fabian Tenenbaum
Chief Financial Officer
+ 972 73 244 2283
Email: fabiant@syneron.com

Nick Laudico / Zack Kubow
The Ruth Group
646-536-7030 / 7020
Email: nlaudico@theruthgroup.com
zkubow@theruthgroup.com